

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

A.J. Boisdrenghien
Chief Executive Officer and President
Franchise Holdings International, Inc.
5910 South University Boulevard, C-18, Unit 165
Littleton, CO 80121

> **Re:** **Franchise Holdings International, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 28, 2012**
> **File No. 0-27631**

Dear Mr. Boisdrenghien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 11

1. Please revise to state your conclusion on your disclosure controls and procedures as of September 30, 2012. Refer to Item 307 of Regulation S-K.

Signatures, page 15

2. Please note that the report should also be signed by your principal executive officer, principal financial officer and principal accounting officer on your behalf and in his capacities as principal executive officer, principal financial officer and principal accounting officer in the second signature block. Please revise. Refer to the signature section and General Instruction D(2) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief